FOR IMMEDIATE RELEASE

(US dollars)

Enterra Reports Record Levels of Production and Revenues

Calgary, AB – March 30, 2006 – Enterra Energy Trust (NYSE: ENT, TSX: ENT.UN) today announces its financial results for the year ended December 31, 2005.

“Enterra’s second full year as an oil and gas income trust has been a year of growth and changes,” stated Keith Conrad, President and CEO of Enterra.  “During the year, Enterra completed a significant corporate acquisition that led to the growth in production and the change in the relative sales mix between oil and natural gas.  Additionally, a new management team has been assembled to guide Enterra on its journey from a small growth-oriented trust to a more substantial long-term trust that is capable of providing a sustainable income stream to its investors.”

The acquisition of High Point Resources Ltd. (“High Point”), effective August 17, 2005 was the primary reason for the 101% growth in natural gas sales volumes and the 11% overall growth in sales volumes on a boe basis as compared to 2004.  This acquisition helped balance Enterra’s sales mix, which stood at 58% oil and 42% natural gas for the fourth quarter of 2005.

Revenues were up 50% for the fourth quarter and 46% for the year as compared to 2004 due to the higher sales volumes and the higher overall commodity prices in 2005.  Funds from operations increased by 38% for the fourth quarter and 40% for the year. The higher revenues were partially offset by higher production expenses and general and administrative expenses.

Net earnings for 2005 were dampened by the higher depletion and depreciation charges and a non-cash write-down of the assets ($11.8 million) and goodwill ($7.9 million) associated with the acquisition of Rocky Mountain Gas, Inc.  The write-downs within Rocky Mountain Gas, Inc. were mainly due to a reduction in the probable reserves and the expiry of land leases within the company.

Total distributions paid to unitholders increased by 64% during 2005 due to the 29% increase in distributions per unit and the 31% increase in the average number of units outstanding during the year.  Distributions as a percentage of funds from operations for 2005 increased to 94% from 80% in the prior year.

Total proved and probable reserves doubled to 19.0 million boe, from 9.4 million boe in 2004.  The reserve life index (based on total proved and probable reserves divided by exit production rates) increased to 5.6 years for 2005, as compared to 3.6 years for 2004.

With the addition of the High Point assets and the drilling opportunities on its associated undeveloped lands, Enterra has strengthened its asset base for years to come.  This strength has been solidified with the addition of the Oklahoma assets, which were acquired in early 2006.   Enterra has positioned itself well for future production growth to ensure the long-term sustainability of distributions for its unitholders.  Enterra will continue to develop its sizeable undeveloped land base, with JED Oil Inc. developing the High Point lands and Petroflow Energy Ltd. developing the Oklahoma lands, neither at any cost to Enterra.

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Enterra Energy Trust News Release

March 30, 2006

Summarized financial and operational data
	Three months ended December 31, 2005	Three months ended December 31, 2004 Restated (1)	% Change	Year ended December 31, 2005	Year ended December 31, 2004 Restated (1)	% Change
Financial information
(in US$ 000’s except for per unit amounts)
Revenues before royalties	$ 42,830	$ 27,513	56%	$130,194	$ 83,206	56%
Net earnings (loss)	$ (11,027)	$ 2,667	(514)%	$ 801	$ 10,778	(93)%
Net earnings (loss) per unit	$ (0.32)	$ 0.11	(391)%	$ 0.02	$ 0.48	(96)%
Cash provided by operating activities	$ 16,685	$ 11,623	44%	$ 56,223	$ 32,536	73%
Funds from operations (3)	$ 15,786	$ 11,550	37%	$ 58,225	$ 38,603	51%
Cash distributions paid to unitholders	$ 17,957	$ 9,890	82%	$ 54,634	$ 31,052	76%
Cash distributions as a percentage of funds from operations	114%	86%	33%	94%	80%	17%
Average exchange rate: US$1.00 to $CDN =	$ 1.17	$ 1.22	(4)%	$ 1.21	$ 1.30	(7)%

Sales volume information
Oil sales (bbls per day)	5,762	6,766	(15)%	5,453	5,821	(6)%
Natural gas sales (mcf per day)	24,727	6,954	256%	13,729	6,817	101%
Total sales (boe per day) (2)	9,883	7,925	25%	7,741	6,957	11%
Exit rate (boe per day)	9,282	7,258	28%	9,282	7,258	28%

Operating information
Average price received per bbl of oil	$ 48.44	$ 40.87	19%	$ 48.26	$ 33.04	46%
Average price received per mcf of natural gas	$ 7.52	$ 5.63	34%	$ 6.93	$ 5.14	35%
Average price received per boe	$ 47.10	$ 39.09	20%	$ 46.08	$ 32.68	41%
Production expenses per boe	$ 10.32	$ 8.99	15%	$ 9.53	$ 7.11	34%
Royalties expense per boe	$ 12.11	$ 8.94	36%	$ 10.70	$ 7.40	45%
G&A expenses per boe	$ 2.80	$ 1.46	92%	$ 3.02	$ 1.34	125%

(1) The summarized financial and operating data has been extracted from the complete 2005 annual financial report which will be available on Enterra’s website at www.enterraenergy.com, as well as on the financial databases of SEDAR at www.sedar.com, and EDGAR at http://www.sec.gov/edgar.shtml.  The prior year figures have been restated to reflect adoption of the new accounting standard with respect to exchangeable shares.  See note 3 to the 2005 annual consolidated financial statements for additional information.

(2) "Boe” may be misleading, particularly if used in isolation.  A boe conversion ratio of six mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) Management uses funds from operations to analyze operating performance and leverage.  Funds from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, (“GAAP”) and therefore it may not be comparable with the calculation of similar measures for other entities.  Funds from operations as presented is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds from operations throughout this document are based on cash provided by operating activities before changes in non-cash working capital.  This measure is the same as the measure previously referred to as non-GAAP "cash flow from operations".

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Enterra Energy Trust News Release

March 30, 2006

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its acquisition of the remaining Oklahoma assets, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

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Enterra Energy Trust News Release

March 30, 2006

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

For further information, please contact:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group Inc.

John Kalman, CFO

Linda Latman

(403) 263-0262

(212) 836-9609

www.enterraenergy.com

www.theequitygroup.com